Eric Envall
David Lin
Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

September 30, 2022

Re:	StartEngine Crowdfunding, Inc.

Amendment No. 2 to Form 10-12G

Filed August 4, 2022

File No. 000-56415

Dear Mr. Envall and Mr. Lin:

Thank you for your comments dated September 9, 2022 regarding the Registration Statement of StartEngine Crowdfunding, Inc. (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Amendment No. 2 to Form 10-12G filed August 4, 2022
General

1.	We note your disclosure on pages 5 and 7 that StartEngine Assets is “selling shares in series for wine, fine art, trading cards and comics.” On page F-11, we also note your disclosure that you have added an NFT and watches to these previously enumerated assets and that you hold crypto assets, which are included as other current assets in the balance sheets. Please revise your description of StartEngine Assets throughout, as appropriate, to include a discussion of these additional assets, as well as any other assets you have, or contemplate adding. In addition, please add detailed disclosure regarding your future plans with respect to crypto assets and NFTs and the role you anticipate these assets playing in your business, including whether you intend to offer interests in collectible assets relating to any additional NFTs or crypto assets other than bitcoin. We may have further comments based upon your response and revised disclosures.

As requested, the company has revised its description of StartEngine Assets including on pages 5 and 7. Other than the current NFT and bitcoin held by StartEngine Assets, neither the company nor its affiliates currently anticipates purchasing NFTs or crypto assets in the future. At this point, the company only anticipates selling the one NFT and one bitcoin as part of a regular sale and not through a Regulation A offering as part its business plan. We note that the one offering for the NFT has been terminated and no sales of securities occurred in that offering. The company notes as of the company’s most recent balance sheet the value of both those assets totaled approximately 0.1%  of the company’s total assets.

Item 1A. Risk Factors, page 15

2. We note your response to prior comment 3 and disclosure of your restated consolidated financial statements for the year ended December 31, 2021. We also note that on August 9, 2022, you filed a Form 8-K to report Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, including that the Company's management concluded that, in light of the classification errors and aggregation of errors as described, your disclosure controls and procedures were not effective and you deemed these errors to be a material weakness in your internal controls. Please enhance your risk factor disclosure on page 15, "As we grow our business, we may not be able to manage our growth successfully. " in which you address the risks with regard to your internal controls, to provide consistent disclosure with your Item 4.02. Refer to Regulation S-K, Item 308(c).

The company has amended the risk factor on page 15.

Item 10. Recent Sales of Unregistered Securities, page 35

3.       We note your response to prior comment 2 and your revised disclosures. You disclose that the Company has not yet received funds for all of the sales related to the March 11, 2019 through July 7, 2020 Common Stock issuances however on page F-23 you do not disclose any subscription receivable outstanding at December 31, 2020. Please revise your disclosures accordingly.

The company notes that the cash was not invested as of December 31, 2020, but was in escrow as it had not cleared AML/KYC so it was not counted as a subscription receivable or an investment. The funds cleared and were closed on in 2021 and were treated as subscription receivable as of December 31, 2021. The money was received in the company’s bank account in the first half of 2022.

Note 2. Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page F-6

4.       We note your response to prior comment 7 and reissue in part as follows:

•	Please remove investment stock received from customers accounted for in accordance with ASC 321-10-35-2; Equity Securities without Readily Determinable Fair Values; from your fair value hierarchy tables on pages F-7 and F-30 as well as related fair value disclosures based on your accounting policy and provide the required disclosures in ASC 321-10-50.

•	Tell us how the stock received with a cost of $2.9 million as disclosed on page F-32 reconciles to related cash flow activity on page F-24.

The company has revised the investment stock received from customers from the fair value hierarchy tables on pages F-7 and F-30 as well as in the related fair value disclosures.

The company notes that the Staff’s comment and have updated the disclosure to reflect $3,190,512 as the amount received in stock for 2021.  The company notes this amount will now be consistent with the cash flow on page F-24 and the disclosure on page F-31. The company also notes that the previous amount in the disclosure was net of the impairment.

Investments - Collectibles, page F-10

5.       We note your NFT investment collectible totaling $47.8k as of March 31, 2022. We further note your disclosure that your collectibles are purchased by your subsidiary, StartEngine Assets, LLC (the "Administrative Manager") and sold to your Series LLC subsidiary collectible funds for cash or a promissory note. Please provide us with the following additional information:

•	Confirm for us that the Series LLC subsidiary collectible fund you are referring to is StartEngine Collectibles Fund I LLC;

•	Tell us whether the NFT was purchased with cash;

•	Describe the nature of the underlying rights acquired via purchase of the NFT and explain what happens to those rights when an NFT is sold to your subsidiary collectible fund;

•	Tell us how long collectibles, including the NFT, are typically held by StartEngine Assets LLC prior to sale to your subsidiary collectible fund; and

•	Quantify for us any revenue and costs recognized for the NFT and provide any other relevant metrics to describe the materiality of the NFT on your financial results and business plan. Additionally, tell us how you expect the purchase of NFTs to impact your financial results and trends in future periods.

The company is confirming that StartEngine Collectibles Fund I LLC (“SE Collectibles”) was the Series LLC it was referring to. However, the company has terminated the offering for that asset. The company notes that the NFT was purchased with cash. The company notes that it does not currently intend to sell the NFT to the SE Collectibles; however, if and when it does sell the asset, most likely to an unrelated third party, the rights that will transfer will be negotiated with that party.

The company notes that collectibles are currently held by StartEngine Assets for 6 months or more prior to the sale to SE Collectibles. The company notes other than the costs in purchasing the NFT, there have been no other costs or revenues from the NFT. The company notes that this area of the company’s business is still new and the company is still working on its business model and items are subject to change; see the description of StartEngine Assets on pages 5 and 7 and the company’s response to question #1. The company further notes that this line of business will not be a material factor in its financial results, and is not expected to be a major factor in any business plans going forward.

6.       Please tell us and revise to disclose the unit of account for your impairment testing of each class of investment collectibles. Refer to ASC 350-30-35-23.

The company has revised the disclosure on F-33 to indicate that we review collectibles on an individual basis at the date of the relevant balance sheet.

Crypto Assets, page F-11.

7.       We note crypto assets totaled $36.8k as of March 31, 2022, which included one bitcoin recorded at cost less impairment. Please tell us the purpose for which the bitcoin was purchased and whether it was purchased with cash. In addition, quantify for us any impairment recognized for the bitcoin during the period and provide any other relevant metrics to describe the materiality of the bitcoin on your financial results and business plan. Additionally, tell us how you expect the purchase of crypto assets to impact your financial results and trends in future periods.

As described in the company’s registration statement, the company “aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform.” In this role the company aims to innovate and continue to search for opportunities to improve the experience for its clients and to widen the scope of its offerings. This includes the company’s collectible business, which is still in its infancy. Here the company bought two assets – an NFT and bitcoin for $47,868 and $36,833, respectively, and which are currently valued as $47,868 and $18,842, respectively, on the company’s most recent balance sheet. The purpose of the purchase of the bitcoin was to sell as an asset for a series LLC of StartEngine Collectibles Fund II LLC. The company has subsequently withdrawn the offering statement for StartEngine Collectibles Fund II, and the company at this point does not intend to sell the bitcoin in such an offering.

With respect to the accounting treatment, there was no impairment for the bitcoin during the period referred to, as the price of bitcoin appreciated above the company’s purchase price. It was impaired in subsequent periods as the price decreased. However, with respect to the financials for the period ended June 30, 2022, the company impaired the asset, see page F-11.

The company further notes that the carrying value of the bitcoin is approximately 0.1% of the company’s total assets as of June 30, 2022. The company does not anticipate bitcoin or other crypto asset purchases or sales to be a material portion of its future operations at the current time.

Accounts Receivable, page F-31

8.       We note your response to prior comment 6 and reissue in part as follows. Please address the following:

•	Tell us how the recognition of accounts receivable complies with the guidance in ASC 606-10-25 and ASC 606-10-32.

•	Tell us how much of the balances at both March 31, 2022 and December 31, 2021 for accounts receivable and deferred revenue offset.

•	Provide us with deferred revenue disaggregated by revenue type at both March 31, 2022 and December 31, 2021 and tell us how the recognition compiles with the guidance in ASC 606-10-45.

•	Tell us how the increase in your allowance directly against deferred revenue complies with the guidance in ASC 310-10-35-24.

With respect to the first and fourth bullet points, the company has amended its disclosure on pages F-9 and F-30.

As of March 31, 2022 and December 31, 2021, accounts receivable related to deferred revenue totaled approximately $217,000 and $212,000, respectively. This is primarily related to StartEngine Secure services, which is invoiced at the start of each annual service period, whereby the services are rendered over a twelve month period. See below for discussion on recognition of receivable. The company notes that the company has a history of collecting the majority of receivables related to deferred revenue.

The company has amended its disclosure on pages F-13 and F-33 to provide deferred revenue disaggregated by revenue type. The company notes that in accordance with ASC 606-10-45, that it recognizes contract liabilities (deferred revenue) primarily related to StartEngine Secure transfer agent services and OWNers Bonus annual subscriptions. In accordance with ASC 606-10-45-2 the company recognizes a receivable and revenue or deferred liability, as applicable, at the earliest of when the payment is made or the payment is due. For StartEngine Secure, the company invoices, and payment is due at the inception of each service year; accordingly, the company records accounts receivable and deferred revenue as the company’s right to the consideration is unconditional. For OWNers Bonus, the company does not record receivables or contract assets, as the OWNers Bonus revenue is opted into by the OWNer Bonus subscriber each year. Accordingly, once payment is made, the contract liability (deferred revenue) is recorded. The company does not record any accounts receivables from OWNer Bonus subscribers.

Thank you again for the opportunity to respond to your questions to the Registration Statement of the Company. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law, LLP

Cc:	Howard Marks, CEO, StartEngine Crowdfunding, Inc.

Michele Miller, Securities and Exchange Commission

Sharon Blume, Securities and Exchange Commission